Mail Stop 3561

December 12, 2007

Mr. Paul C. Varga
President and Chief Executive Officer
Brown-Forman Corporation
850 Dixie Highway
Louisville, KY 40210

      Re: Brown-Forman Corporation
               Form 10-K
               Filed June 28, 2007
               File No. 002-26821

Dear Mr. Varga:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part III

Item 11. Executive Compensation

1.   In setting compensation levels of executive compensation, you indicate your practice to target total compensation at the 55th to 65th percentile of market data. Your disclosure indicates you rely on market data from manufacturing and consumer products companies with whom you complete for executive talent and you list some of these companies. Further, in discussing the compensation of the chief executive officer and corporate executive chairman, you refer to market data and benchmarks of "consumer products and manufacturing companies with $2 to $3 billion in annual sales." In future Exchange Act filings as appropriate, please clarify the market data and benchmarks used in making your compensation decisions, if material. Since you appear to benchmark compensation, you are required to identify the companies that comprise the benchmark group. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. This disclosure should include a discussion of where actual payments fall within targeted parameters.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Ronald E. Alper at (202) 551-3329 or John Reynolds, who supervised the review of your filing, at (202) 551-3790 with any questions.

Sincerely,

John Reynolds
Assistant Director